OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

April 14, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Lithotomos:

Thank you for your comments, dated March 20, 2014, to the registration statement on Form N-1A for Oppenheimer Emerging Markets Innovators Funds (the “Registrant” or the “Fund”) filed on February 20, 2014. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Fund uses in the registration statement and defined terms have the meanings defined therein.

General

1.	The cover page states that, effective July 1, 2014, “Class N shares” will be renamed “Class R.” Please supplementally inform the staff the purpose of registering Class N shares with this registration statement with the intent to change the classification so shortly after the Fund’s registration. (We note that this statement is also made in the SAI in the section titled “Class N Share Availability.”)

Class N shares are being registered so that they can be offered for sale to investors, along with the Fund’s other share classes, as soon as the Fund is publicly offered. The Fund intends to offer its shares to the public before July 1. Separately but related, a corporate enterprise-wide decision was made to rename “Class N” shares for applicable funds in the OppenheimerFunds family to “Class R,” and to make such change effective for all applicable funds July 1. (The Boards of Trustees for the applicable funds approved the change and timing of the effective date.) Consequently, as part of that enterprise-wide decision, the Fund will change the name of its Class N shares to “Class R” at the same time as other funds in the OppenheimerFunds complex. The change will not materially impact the Fund’s Class N shareholders at all outside of merely re-labeling the class with a different letter of the alphabet.

  The Fund’s name contains the word “Innovators”. Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

The term is intended to convey the Fund’s focus on investments in companies the Sub-Adviser believes are innovative. In the fourth paragraph under “Principal Investment Strategies,” it is disclosed that:

“The Fund seeks its investment objective by focusing on investments in securities of companies in emerging or developing markets that the Sub-Adviser believes are innovative in either, or a combination of, their products, services, processes, business models, management, use of technology, or approach to servicing geographic and consumer markets.

Fees and Expenses of the Fund

3.	The Example following the fee table includes the costs for investing for 1-, 3-, 5-, and 10- year periods. Given that the Fund is a new fund, please complete only the 1- and 3- year period portions of the Example and estimate any shareholder account fees collected. See Instruction 6(b) to Item 3 of Form N-1A.

We have revised the table to show only the 1- and 3- year costs and state that the costs are estimated.

4.	According to footnote 2 to the fee table, the expenses will be reduced by waiver/reimbursement for the duration of the contract which is in effect for one year from the date of the prospectus. Therefore, the second and third year expenses will not be reduced. Please modify the disclosure in the Example accordingly.

The “3 Years” expense example cost estimates do not deduct waiver/reimbursement amounts.

Principal Investment Strategies and Risks

5.	The first paragraph of the section titled “Principal Investment Strategies,” states that the Fund will invest at least 80% of its net assets in equity securities in emerging market countries and may invest, at times, up to 100% of its total assets in securities of issuers in emerging and developing markets. The last paragraph of the section states that the portfolio managers consider the effect of worldwide trends on the growth of particular business sectors and look for companies that may benefit from those trends and seek a diverse mix of industries and countries to help reduce the risks of foreign investing, such as currency fluctuations and stock market volatility. As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few weeks. To the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

We are aware of recent events involving Russia and Ukraine. In light of the Fund’s expected exposure to Russia and Ukraine over the next year, we have considered the Fund’s disclosure in light of the unfolding geopolitical situation involving the two countries, and determined that no disclosure specific to that situation, or revision to the current disclosure, is required.

6.	The second paragraph of this section references “a determination that an issuer is economically tied to an emerging market country…”. The reference to “economically tied” is too vague. Please clarify the meaning of this term to state that at least 50% of the revenues or profits from goods produced or sold, investments made or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region. See Investment Company Names, Investment Company Act Release No. 24,828 (Jan. 17, 2001).

In its adopting release for Rule 35d-1,1 the Commission expressly rejected a provision to the Rule that was substantially identical to the language this comment requests the Fund to add. The proposed provision would have required a fund, for purposes of satisfying the rule with respect to an investment in certain countries or a geographic region, to invest in “securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region” (this provision, in both its precise and substantially identical forms, is referred to herein as the “50% test”). In explaining the reason for its rejection, the Commission was clear when it wrote:

“[T]the specific criteria would be too restrictive because there may be additional securities that would not meet . . . .the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name . . .

. . . The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the . . . proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.”

In so writing, the Commission understood well that such a test could be too restrictive: indeed, it provided the industry with an example of a case where a foreign stock index futures contract very well “could expose the Fund to the economic fortunes and risks of the geographic region,” yet fail the 50% test.2

We agree with the Commission’s “disclosure approach,” and believe our disclosure is wholly consistent therewith and provides the investor with an appropriate level of the specificity required by 35d-1(a)(3). For purposes of determining whether an issuer is “economically tied,” we do not believe it too vague to state that the determining factors include: geographic location of its primary trading markets, location of its assets, its domicile or its principal offices, or whether it receives revenues from an emerging or developing market. Moreover, we note that the Commission stated that if an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that have a specified proportion of their assets in that country or region, the Division, consistent with its current position, would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region.” (Emphasis not in the original.)3 In light of the flexibility inherent in the Commission’s disclosure approach, i.e, that the 50% test is neither a per se requirement nor a strategy so core to the management of the this Fund that we deem it to be a “principal investment strategy,” we believe that it would be inappropriate to build such a test into the Fund’s principal investment strategy.

We are however adding disclosure that makes it clear that revenues or profits from goods produced or sold, investments made or services performed in an emerging or developing market is also part of the specific criteria the Fund uses to assess whether an issuer is economically tied.

7.	The end of the third paragraph in this section states that investments in issuers in “frontier market countries” are not included under the Fund’s 80% policy. Please give examples of the “frontier markets” in which the Fund may invest.

There are a number of well-recognized organizations that classify or otherwise recognize certain counties as “frontier markets.” Examples of the frontier markets (classified as such in the MSCI Frontier Markets Index, as of March 31, 2014) in which the Fund may invest include, but are not limited to: Argentina, Bahrain, Bangladesh, Bulgaria, Croatia, Estonia, Jordan, Kenya, Kuwait, Lebanon, Lithuania, Kazakhstan, Mauritius, Morocco, Nigeria, Oman, Pakistan, Qatar, Romania, Serbia, Slovenia, Sri Lanka, Tunisia, Ukraine, UAE and Vietnam. This list is merely a list of example countries and is not intended in any way to be an exhaustive list of the countries that may be deemed to be “frontier markets.” We note that the indices, classifications or lists of countries deemed to be frontier markets by an organization is subject to change based on the organization’s classification criteria.

8.	The prospectus states in this section that there are “principal” risks, “main” risks, and “special” risks. This may be confusing to the reader. Thus, please define the risks as “principal,” as required in Item 4 of Form N-1A.

The section heading “Principal Risks” is intended to distinguish for shareholders that section of the prospectus that sets forth in summary fashion the collection of “risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return,” and to conform the heading to the model heading prescribed by Commission staff in its guidance and comments on the summary prospectus. We believe the term “principal” as used in that section heading clearly describes for shareholders the collection of risks that, as a whole, primarily impact the Fund.

Item 4 of Form N-1A requires the Fund to “summarize the principal risks” based on the information given in response to Item 9. We understand the Item 4 requirement to require a discussion of each risk, on an individual basis, that summarizes the risks discussed in more detail under Item 9. Thus, under the summary prospectus’s “Principal Risks” section, the subheadings that begin with “Main Risks…” are designed to summarize each individual risk that make up the collection of principal risks in a more descriptive “plain English” manner. Because a more detailed discussion of these risks is provided in the statutory part of the prospectus under the heading “The Fund’s Principal Investment Strategies and Risks,” we believe that changing the risks described in the summary section to read, e.g., “Principal Risks of Foreign Investing” is more prone to confuse investors. The term “Special Risks of…” is intended to convey to shareholders that within a discussion of main risks, there are risks that are more specific to a particular kind of security or asset class (for example, developing and emerging markets are a subset under “foreign” that have unique risks that we believe should be discussed in the summary section.)

Consequently, we respectfully decline to make any changes to the disclosure.

9.	The last sentence in the paragraph titled “Principal Risks” states: “When you redeem your shares, they may be worth more or less than what you paid for them.” Please remove the words “more or” from the sentence as this is not risk disclosure.

The first sentence in that section discloses that “the Fund’s shares can go up and down substantially,” which is intended to describe the potential volatility that can be associated with the Fund’s shares. We believe the statement “When you redeem your shares, they may be more or less than what you paid for them” tells the shareholder in plain English the result of such volatility. We do not believe the statement detracts or in any way confuses in light of the disclosures in the same paragraph informing investors that broad changes or poor investment selection may cause the Fund to underperform and, more bluntly, shareholders can lose money by investing in the Fund. Accordingly, we do not believe that revision is necessary.

10.	The principal risks include a risk of investing in developing and emerging markets and includes a section on “Frontier Market Risk.” This section also states that there is a higher risk of loss than investments in traditional markets due to, among other things, “the potential for more social, political and economic instability.” If applicable, please expand this risk to include any special risks in investing in Russia and Ukraine.

In light of our response to Comment No. 5, above, we do not believe that expansion of “Frontier Market Risk” is applicable at this time.

11.	The Fund can invest in derivatives instruments. Please disclose the maximum amount of assets that will be invested in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used not only for hedging, but for speculation purposes. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, see Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Under the “Principal Investment Strategies” section, the Fund discloses that it will invest, under normal market conditions, “at least 80% of its net assets, plus borrowings for investment purposes, in equity securities…” Therefore, the Fund can invest up to 20% of its assets in other types of investments, including derivatives. Investment in derivatives however are not a principal investment strategy of the Fund. Additionally, under the section “Other Investment Strategies and Risks” in the prospectus, we disclose that “[d]erivatives may allow the Fund to increase or decrease its exposure to certain markets or risks. The Fund may use derivatives to seek to increase its investment return or for hedging purposes.” We also disclose that “[o]ptions, futures, swaps, swaptions, “structured” notes and forward contracts are some of the types of derivatives the Fund can use. The Fund may also use other types of derivatives that are consistent with its investment strategies or for hedging purposes.” While the prospectus contains a discussion of the reasons the Fund would use derivatives, the types of derivatives the Fund could be expected to use, and the risks involved, a more expansive discussion of selling and purchasing transactions is, we believe, more appropriately included in the SAI.

12.	The section titled “Portfolio Manager” states that Mr. Leverenz and Ms. Heikenfeld have each been vice president and portfolio manager of the Fund “since its inception.” Please provide the date of inception in substitution of that phrase.

We believe that it is important to inform investors and potential investors in a fund when a portfolio manager has managed it since the beginning of its operations. We believe that the term “since inception” is the cleanest, most definitive way to do this. Additionally, we note that the Fund is unable to confirm a precise date for the Fund’s inception until after the Commission grants the Fund’s registration statement “effectiveness.” Furthermore, we point out that after the Fund commences operations, the precise date of inception will be included in the Fund’s first shareholder report (in this case, October 2014) and prospectus update (in this case, no later than December 2014). Prior to the release of those documents, the inception date of the Fund is provided on the Fund’s web page. Accordingly, we respectfully decline this change. We believe this approach is consistent with Form N-1A’s requirement to state the length of service of the portfolio managers, but does require a precise date.

13.	The section titled “Taxes” states the tax effect of shares not held in a tax-deferred account. Please disclose that if the shares are held in a tax-deferred account, it may be subject to taxation upon withdrawal.

We have revised the disclosure to reflect that an investment in the Fund held in a tax-deferred account may be subject to taxation upon withdrawal.

Statement of Additional Information

14.	The SAI’s section titled “Other Investment Techniques and Strategies,” states that the Fund may invest in below-investment-grade securities (also referred to as “junk bonds”). Please supplementally inform the staff what percentage of the Fund’s investment will be in junk bonds and whether investing in them will be a principal strategy of the Fund.

Investment in junk bonds is not a principal investment strategy. Over the next year, under normal circumstances, the Fund expects that less than 2% of its investments will be invested in junk bonds.

15.	The SAI’s section includes a section titled “Investing in Small, Unseasoned Companies.” Please inform the staff whether this should be considered a principal risk of the Fund (given that small and unseasoned is beyond mere small cap in terms of risk). If it should be considered a principal risk, please add it to the prospectus, and if not, please explain to the staff why it should not be considered a principal risk.

We have revised the prospectus disclosure to reflect that investment in small, unseasoned companies falls within the purview of the Fund’s principal investment strategies.

16.	The SAI’s section on “Portfolio Turnover” states that the portfolio turnover rate during the last fiscal year, the turnover rate would have been 100%. Does the Fund expect the portfolio turnover rate to always be that high? If so, please add appropriate summary risk disclosure.

In the section titled “Portfolio Turnover,” the Fund discloses that:

"Portfolio turnover" describes the rate at which the Fund traded its portfolio securities during its last fiscal year. For example, if a fund sold all of its securities during the year, its portfolio turnover rate would have been 100%. The Fund's portfolio turnover rate will fluctuate from year to year.”

Under normal market conditions, the Fund generally does not expect its portfolio turnover rate to be as high as 100%. As described above, the reference to “100%” after the phrase “for example” is done strictly to help the reader understand in a simple, easy way how turnover is calculated within the context of an example. Accordingly, we do not believe that additional risk disclosure is required.

17.	In the section titled “Other Fundamental Investment Restrictions,” the last sentence states that that the 25% concentration limit does not apply to “securities issued by investment companies.” However, please clarify that this exclusion would not apply if the Fund is aware that the underlying fund is holding investments in a particular industry (for example, if the underlying fund has a policy to concentrate in an industry or has an 80% investment policy.)

As a practical matter, although the Fund does not intend to invest substantially in investment companies, it will consider, to the extent practicable, the concentration of any underlying investment companies it may invest in when determining compliance with its own concentration policy. However, we disclose in the section to which comment no. 17 refers that the purpose of the discussion is to provide “only a brief summary of certain current limitations imposed on investment companies by the Investment Company Act and certain rules and interpretations thereunder, and is not a complete description of such limits”; we do this to provide background on the Fund’s fundamental investment restrictions. We think that adding the suggested disclosure is best considered in the context of (i) a discussion intended to provide an investor with a more in-depth discussion of the rules, regulations and guidance concerning concentration, and (ii) the case in which a Fund intends to regularly gain market exposure through a investment in an underlying mutual fund. Accordingly, we respectfully decline to make changes to the disclosure in this regard.

18.	In the section titled “Regulatory Aspects of Derivatives and Hedging Instruments,” the SAI states that while the Fund manager will be registered as a commodity pool operator under the Commodity Exchange Act, the manager currently intends to limit “a Fund’s” use of futures, options on such futures, commodity options and certain swaps in order to permit such Fund to continue to claim an exemption under the Commodity Futures Trading Commission rules. Please supplementally inform the staff and clarify in the SAI whether this arrangement applies to this specific Fund (given the reference to “a Fund”), and if so, how the Manager intends to monitor the limitation of the Fund’s use of such investments.

We have revised the disclosure to make clear that the arrangement applies specifically to this Fund and the Manager will monitor the limitations consistent with its internal compliance procedures.

19.	In the Table listing the trustees, please clarify in the heading “Other Trusteeship/Directorships Held” that they are positions held during the past five years.

We read Form N-1A’s reference to the “5 years” timeframe as denoting the minimum amount of information required; not as providing a “within” 5 years only requirement. It is quite frequently the case that officers and directors/trustees may have relevant experience that elucidates for an investor the officer’s or director/trustee’s experience, expertise and knowledge with respect to the Fund and its investments, the market and the industry. We believe this is particularly pertinent for directors (e.g., we believe it is helpful for investors to be aware of relevant experience with another mutual fund complex, or with a service provider in the fund industry, even if beyond five years). Consequently, for purposes of the table, we do not wish to restrict officers and directors/trustees relevant information solely to the past 5 years.

20.	Please file as exhibits the advisory contracts entered into by the manager and the sub-advisor. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

The advisory and sub-advisory contracts are being filed with the Fund’s amendment of its initial registration statement, filed with this letter. The substantive terms of those contracts are fully described in the SAI and prospectus.

21.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We have not submitted, nor currently expect to submit, an exemptive application or no-action request in connection with the registration statement.

The Fund hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP

1 Investment Company Names, Rel. No. IC-24828 (January 17, 2001) (the “Adopting Release”).

2 Adopting Release, note 26.

3 Adopting Release, note 26.